## FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|---|
| **Caudell, W. Douglas** | **YoCream International, Inc.  YOCM** | | _____ Director          _____ 10% Owner<br>__X__ Officer (give          _____ Other (specify<br>         title below)                    below) |
| (Last)          (First)          (Middle) | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for Month/Year<br>**June 2002** | **Chief Financial Officer** |
| **5858 NE 87th Avenue** | | | |
| (Street) | 5. If Amendment, Date of Original (Month/Year) | | 7. Individual or Joint/Group Filing (Check Applicable Line)<br>_X_ Form filed by One Reporting Person<br>___ Form filed by More than One Reporting Person |
| **Portland, OR 97220-0000** | | | |
| (City)          (State)          (Zip) | | | |

**Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned**

| 1. Title of Security (Instr. 3) | 2.Transaction Date (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|
| | | Code | V | Amount | (A) or (D) | Price | | | |
| **Common Stock** | | | | | | | 1,776 | I | By 401(k) |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

SEC 1474 (3-99)

**FORM 4 (continued)**

**Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**

**(e.g., puts, calls, warrants, options, convertible securities)**

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3.Transaction Date (Month/Day/Year) | 4.Transaction Code (Instr.8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4) | 10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| **Incentive Stock Option (right to buy)** | $3.210 | | | | | | 07/26/2001 | 06/30/2006 | **Common Stock** | 5,000 | | 5,000 | D | |
| **Incentive Stock Option 1999** | $4.000 | | | | | | 05/15/2000 | 10/31/2004 | **Common Stock** | 2,000 | | 2,000 | D | |
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Explanation of Responses: **This Form 4 is filed for the purpose of updating the reporting person's beneficial holdings to reflect the recent addition of 715 shares in his 401(k) account.**

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,
 See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer

** Signature of Reporting Person

**Cliff E. Spencer, Attorney-in-Fact for**
**W. Douglas Caudell**

**07/08/2002**

Date